SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number:  001-14485

Tele Sudeste Cellular Holding Company

(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7° andar

22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELE SUDESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Tele Sudeste Celular Participações S.A.—Corrigenda to the Consolidated Financial Results for the 4th Quarter 2002” dated February 20, 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Corrigenda to the Consolidated Financial Results for the 4th Quarter 2002

Press Release, February 20, 2003 (01 page)

For more information, please contact:

Charles E. Allen

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., SP, Brazil

Tel. :  (55-11) 3549-7200

Fax :  (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.net.br

(São Paulo-Brazil), (February 20, 2003) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) today announced a list of corrigenda for the year 2002 results as of December 31, 2002 which was published on February 17, 2003:

•	On page 6 of the “Press Release”, in item “5—Economic and Financial Aspects” and under the heading “EBITDA”, instead of “EBITDA reached R$601.8 million, equivalent to a 33.6% EBITDA margin, including the sale of handsets” there should be written “EBITDA reached R$601.8 million, equivalent to a 32.6% EBITDA margin including the sale of handsets”.

•	On page 12 of the “Press Release” and under the heading “Institutional Background”, the 6th paragraph: “In addition, Telefónica Móviles S.A. and Tagilo Participações Ltda (controlled by Telefónica Group) have 68.61% of the total capital stock” should be replaced by: “On April 29, 2002, the Board of Directors met and approved the increase of the share capital derived from the fiscal gains that resulted from the corporate restructuring process. Therefore, Sudestecel now controls 51.62% of the voting share capital of Tele Sudeste Celular, corresponding to 19.25% of the total capital”.

•	On page 28, item 5 “Accounts Receivable, Net” of the “Notes to the Financial Statements”;

in Interconnection; where it says 97,433 it should be read 96,070 in Receivables from products sold; where it says 89,502 it should be read 89,503 in Total; where it says 272,907 it should be read 272,908.

•	On page 42, item 22 “Financial Income (Expenses), Net” of the “Notes to the Financial Statements”; in Income from temporary cash investments the value 63,694 should be read as 27,794.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELLULAR HOLDING COMPANY
Date: February 20, 2003.	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director